Exhibit 99.1

Press Release

HUTCHMED Highlights Data to be Presented at AACR Congress 2024

Hong Kong, Shanghai & Florham Park, NJ — Friday, April 5, 2024: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces that new and updated data from several studies of compounds discovered by HUTCHMED will be presented at the upcoming American Association of Cancer Research (“AACR”) Annual Meeting 2024, taking place on April 5-10, 2024 in San Diego, California.

Initial preclinical data will be presented for HMPL-506, a novel, highly potent and differentiated menin-MLL inhibitor for the treatment of certain types of acute leukemia. Compared with five other menin inhibitors in clinical development, HMPL-506 showed the stronger inhibitory potency in MLL-rearranged and NPM1 mutant leukemia cell line models. Furthermore, HMPL-506 in combination with azacytidine, venetoclax or gilteritinib synergistically improved the anti-tumor effect against MLL-rearranged leukemias both in vitro and in vivo. The investigational drug candidate displayed favorable pharmacokinetic profiles, high selectivity and low risk of cardiac toxicity. A Phase I study of HMPL-506 is planned for the second half of 2024.

Initial preclinical data will also be presented for HMPL-A067 (HMA800067), a novel CD38-targeting antibody-drug conjugate (ADC) in which daratumumab was conjugated with cytotoxic payload Monomethyl auristatin E (MMAE) via a novel linker. It demonstrated significant superior anti-tumor activity to daratumumab, including in several B-cell malignancies models with resistance to daratumumab treatment.

Other presentations include preclinical data on the ERK 1/2 inhibitor, HMPL-295; early clinical data on the Syk inhibitor, sovleplenib, in lymphoma patients; additional clinical data from global studies of VEGFR inhibitor, fruquintinib, and MET inhibitor, savolitinib; and several investigator-initiated studies of fruquintinib and VEGFR/CSF-1R/FGFR inhibitor, surufatinib.

Details of the presentations are as follows:

Abstract title	Presenter / Lead author	Presentation details
SPONSORED STUDIES
HMPL-506, a novel, highly potent and differentiated menin-MLL inhibitor for the treatment of MLL-rearranged and NPM1mutant acute leukemia in preclinical models	Min Cheng, HUTCHMED, Shanghai, China	#2113 Poster Session (PO.ET07.02 - Pharmacodynamic Biomarkers of Drug Response) Monday, April 8, 2024
HMPL-A067 (HMA800067), a novel CD38-targeting antibody-drug conjugate (ADC), demonstrated superior anti-tumor activity to daratumumab in preclinical B-cell malignancies models	Yan Xu, HUTCHMED, Shanghai, China	#1890 Poster Session (PO.ET01.02 - Antibody-Drug Conjugates and Bispectific Antibodies) Monday, April 8, 2024
Preclinical characterization of HMPL-295, a potent and selective ERK1/2 inhibitor	Jia Hu, HUTCHMED, Shanghai, China	#1661 Poster Session (PO.MCB03.01 - Cell Signaling Components as Therapeutic Targets) Monday, April 8, 2024
Targeting YAP1/TEAD signaling re-sensitizes MAPK/ERK pathway inhibitors in KRAS-driven cancer cells	Xianwen Yang, HUTCHMED, Shanghai, China	#1931 Poster Session (PO.ET03.04 - Drug Resistance 2: Ras GTPase) Monday, April 8, 2024
Safety and Efficacy of Sovleplenib (HMPL-523), a Syk Inhibitor, in Patients with Relapsed or Refractory Lymphoma	Paolo Strati, The University of Texas MD Anderson Cancer Center, USA	#CT144 Poster Session (PO.CT01.03 - Phase 0 and Phase I Clinical Trials) Monday, April 8, 2024

Abstract title	Presenter / Lead author	Presentation details
Early carcinoembryonic antigen (CEA) dynamics to predict the efficacy of fruquintinib (F) + best supportive care (BSC) in patients with metastatic colorectal cancer (mCRC) enrolled in FRESCO-2	Stefano Lonardi, Veneto Institute of Oncology IOV-IRCCS Padua, Italy	#6408 Poster Session (PO.CL01.10 - Predictive Biomarkers 5) Tuesday, April 9, 2024
Savolitinib (savo) + osimertinib (osi) vs savo + placebo (PBO) in patients (pts) with EGFR-mutated (EGFRm), MET-amplified advanced NSCLC with progression on osi	James Chih-Hsin Yang, National Taiwan University Hospital and National Taiwan University Cancer Centre, Taipei, Taiwan	#CT251 Poster Session (PO.CL01.10 - Predictive Biomarkers 5) Tuesday, April 9, 2024

INVESTIGATOR-INITIATED STUDIES
Enhanced anticancer efficacy via ROS-dependent ferroptosis: synergy between surufatinib and cisplatin in small cell lung cancer	Xiaolin Li, First Affiliated Hospital of Nanjing Medical University, Nanjing, China	#2122 Poster Session (PO.ET07.02 - Pharmacodynamic Biomarkers of Drug Response) Monday, April 8, 2024
Efficacy and underlying mechanisms of surufatinib in non-small cell lung cancer treatment	Yanfang Zheng, Affiliated Cancer Hospital & Institute of Guangzhou Medical University, Guangzhou, China	#2126 Poster Session (PO.ET07.02 - Pharmacodynamic Biomarkers of Drug Response) Monday, April 8, 2024
Enhancing Radiosensitivity in Biliary Tract Cancer: The Dual Role of Surufatinib in Tumor Suppression and Macrophage Reprogramming	Hong Ma, Wuhan Union Hospital, Wuhan, China	#2127 Poster Session (PO.ET07.02 - Pharmacodynamic Biomarkers of Drug Response) Monday, April 8, 2024
Surufatinib treatment in pancreatic cancer: unveiling the role of GPR34 in TAMs and enhancing immunotherapy efficacy	Jihui Hao / Song Gao, Tianjin Medical University Cancer Institute and Hospital, Tianjin, China	#2128 Poster Session (PO.ET07.02 - Pharmacodynamic Biomarkers of Drug Response) Monday, April 8, 2024
Efficacy and Underlying Mechanisms of Surufatinib Combined with PD-1 Monoclonal Antibody and Chemotherapy in Pancreatic Cancer	Guanghai Dai / Ru Jia, Chinese PLA General Hospital (CPLAGH), Beijing, China	#2129 Poster Session (PO.ET07.02 - Pharmacodynamic Biomarkers of Drug Response) Monday, April 8, 2024
Optimizing the treatment schedule of radiotherapy combined with VEGFR-TKIs and PD-(L) 1 inhibitors in metastatic colorectal cancer	Tao Zhang / Zhenyu Lin, Cancer Center, Union Hospital Tongji Medical College, Huazhong University of Science and Technology, Wuhan, China	#3827 Poster Session (PO.CL10.04 - Outcome Investigation with Real World Data) Monday, April 8, 2024
Clinical and epidemiological profile of neuroendocrine differentiation- A hospital-based retrospective study	Susheng Shi / Yaru Wen, Cancer Hospital Chinese Academy of Medical Sciences, Beijing, China	#4630 Poster Session (PO.ET06.04 - Molecular Classification of Tumors for Diagnostics, Prognostics, and Therapeutic Outcomes) Tuesday, April 9, 2024
Epidemiological characteristics and treatment strategies of gastric cancer with neuroendocrine differentiation (NED)	Jun Zhang, The First Affiliated Hospital of Chongqing Medical University, Chongqing, China	#4864 Poster Session (PO.PS01.08 - Descriptive Epidemiology and Statistical and Epidemiological Methodology) Tuesday, April 9, 2024
Initial efficacy of surufatinib plus sintilimab and IBI310 for patients with high-grade advanced-neuroendocrine neoplasm: A multicenter, single arm phase 2 study	Lin Shen / Ming Lu, Peking University Cancer Hospital and Institute, Beijing, China	#CT266 Poster Session (PO.CT02.02 - Phase II Clinical Trials 2) Tuesday, April 9, 2024

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception, HUTCHMED has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also marketed in the U.S. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including but not limited to its expectations regarding the therapeutic potential of fruquintinib, savolitinib, surufatinib, sovleplenib, HMPL-295, HMPL-506 and HMA800067, the further clinical development for fruquintinib, savolitinib, surufatinib, sovleplenib, HMPL-295, HMPL-506 and HMA800067, its expectations as to whether any studies on fruquintinib, savolitinib, surufatinib, sovleplenib, HMPL-295, HMPL-506 and HMA800067 would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates and the timing and availability of subjects meeting a study’s inclusion and exclusion criteria; changes to clinical protocols or regulatory requirements; unexpected adverse events or safety issues; the ability of fruquintinib, savolitinib, surufatinib, sovleplenib, HMPL-295, HMPL-506 and HMA800067, including as combination therapies, to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions and to gain commercial acceptance after obtaining regulatory approval; the potential markets of fruquintinib, savolitinib, surufatinib, sovleplenib, HMPL-295, HMPL-506 and HMA800067 for a targeted indication, and the sufficiency of funding. In addition, as certain studies rely on the use of nab-paclitaxel, sintilimab, toripalimab, pemetrexed, platinum, etoposide or cisplatin as combination therapeutics, such risks and uncertainties include assumptions regarding their safety, efficacy, supply and continued regulatory approval. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Medical Information

This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) / HUTCHMED@fticonsulting.com
Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley / Daphne Zhang, Panmure Gordon	+44 (20) 7886 2500